FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:        "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:      Director

Dated: November 30, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Wednesday, November  30, 2005, Vancouver, B.C.

Symbol:“AKV”:TSX Venture Exchange

       SEC Form 20F Registration CIK:  1194506

Symbol:  Pine Sheets:  “AXVEF”

ACREX VENTURES DISCOVERS GOOD GOLD POTENTIAL

ON ITS SPANISH MOUNTAIN PROPERTY

Acrex Ventures Ltd. (“Acrex”) is pleased to report that soil geochemical sampling indicates good potential for gold mineralization on its Spanish Mountain property located near Likely, BC.

The Spanish Mountain Property is located immediately adjacent to and along strike from Skygold Venture Ltd. and Wild Rose Resources Ltd. Spanish Mountain joint venture gold project.  In June the joint venture released drill results showing up to 86.9 metres (285 feet) grading 1.3 grams per tonne gold.  Subsequently step-out and deep drilling results announced in October and November have dramatically expanded the potential of the Spanish Mountain property.  Results for an additional 14 drill holes have traced out the gold mineralization to over 1,200 metres north-south, 250 metres east-west and to a depth of 200 metres. Hole 270, the deepest hole reported to date, has combined mineralized intercepts of over 166 metres grading 1.03 grams per tonne gold with the hole ending in mineralization at a depth of 300.84 metres. The joint venture companies are awaiting assays from an additional 29 holes but report that results to date confirm the presence of a large-scale bulk-mineable gold system, which is wide open both along strike and at depth.

In October, Acrex completed a program of geochemical sampling, prospecting, and reconnaissance mapping on its Spanish Mountain gold properties that border the Skygold-Wildrose property to the northwest and southeast.  During the program a soil geochemical sampling survey was carried out over the northwestern claims.  The survey covers a 150-hectare area located 2,000 metres northwest of the Skygold-Wildrose gold discovery.  Results of the sampling program outline a strong gold soil anomaly on the property.  Within the southern portion of the sample grid there is an 800 metre by 1000 metre area that averages greater than 50 ppb gold.  The anomaly trends northwest from the Skygold-Wildrose property border and extends across the entire width of the sample grid.  Within this broad anomaly there are many samples that contain more than 500 ppb gold with one remarkable sample containing greater than 3,400 ppb (3.4 g/tonne) gold.

Contoured values for gold in soils are shown in the following map:

# ACREX VENTURES LTD.

## SPANISH MOUNTAIN PROPERTY

Cariboo M.D., British Columbia

## SOIL GEOCHEMISTRY - GOLD

NS, "0" = no sample taken

Likely
ACREX VENTURES LTD.
SKY GOLD VENTURES/ WILD ROSE RESOURCES
Soil Sample Grid Location
WARREN
LEGEND
Acrex Claims
Gold Soil Anomaly
ACREX VENTURES LTD.
SPANISH MOUNTAIN PROPERTY
Cariboo M.D., British Columbia
CLAIM MAP
Copyright © BC Ministry of Sustainable Resource Management
Map Center: 121°27' W, 52°33' N

1400
1200
1000
800
600
400
200
0
0
200
400
600
800
1000
NS
500
0
200
400
600
800

500
400
300
50

Note: “0” values indicate locations where samples were not obtained due to inadequate soil conditions

Mr. Perry Grunenberg, P.Geo. of P&L Geological Services is the Company's supervisor for the Spanish Mountain Project and "Qualified Person" for the purpose of National Instrument 43-101.

Mr. Grunenberg advises that these initial soil-sampling results indicate good potential for gold mineralization on the property.  He notes that government geological maps confirm that the favorable host rocks to gold mineralization on the Skygold/Wild Rose joint venture property trend in a northwest-southeast direction and extend across both of Acrex’s Spanish Mountain claim groups.

Mr. Grunenberg reports that the present soil-sampling grid utilized widely spaced lines with samples taken at 25-metre intervals along 200-metre spaced sample lines.  He recommends additional work for the property including detailed geochemical sampling at closer line spacing as well as complete geochemical coverage of both properties, coupled with geological mapping and prospecting in order to fully define the targets in preparation for trenching and diamond drill testing.

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.